Exhibit 18.1

March 6, 2006

Board of Directors

Alexion Pharmaceuticals, Inc.

352 Knotter Drive

Cheshire, CT 06410

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K/T filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K/T for the transition period ended December 31, 2005 and issued our report thereon dated March 6, 2006. In connection with the Company’s change in fiscal year end to December 31 from July 31, the Company has notified us of its change in the date of its annual goodwill impairment test to November from March. The Company has indicated that such change was made to maintain the consistency of the application of the accounting principle. It should be understood that the preferability of one acceptable method of accounting over another for a change in dates of the annual goodwill impairment test has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K/T, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,

PricewaterhouseCoopers LLP